UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 000-51559

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of StealthGas Inc., as amended (Registration No. 333-186485), and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated April 24, 2013, among StealthGas Inc., and Wells Fargo Securities, LLC and Deutsche Bank Securities Inc., as representatives of the several Underwriters named in Exhibit A thereto.

5.1	Opinion of Reeder & Simpson P.C. (Marshall Islands counsel to the Company), dated April 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013

STEALTHGAS INC.

By:	/s/ Konstantinos Sistovaris
Name: Konstantinos Sistovaris
Title: Chief Financial Officer

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